Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

May 3, 2024

VIA EDGAR TRANSMISSION

Raymond Be

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Tidal Trust II (the “Trust”)

Post-Effective Amendment No. 157 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)

File Nos. 811-23793; 333-264478

Dear Mr. Be:

This correspondence responds to comments the Trust received on behalf of the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on March 14, 2024, with respect to the Registration Statement and the Trust’s proposed new series, the Peerless Option Income Wheel ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

Fees and Expenses

1.	Please supplementally provide the Staff with a Fee Table pre-effectively.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A.

Principal Investment Strategies

1.	With respect to the statement that the Fund seeks to achieve “dual objectives of generating income and reducing risk,” please disclose what aspect of the Fund’s strategy seeks to reduce risk and how.

Response: The Trust confirms that clarifying language has been added to the Prospectus. The language will read substantially as follows:

By systematically entering positions below current market levels through selling puts, the Fund aims to decrease risk compared to direct sector ownership, while also capitalizing on option premiums to enhance income from its sector-based ETF investments.

2.	Please clarify the strategy to better describe the separate components of the strategy. With respect to investments in sector specific ETFs, explain the data and analysis used to select the ETFs to be purchased.

Response: The Prospectus has been revised to clarify the separate components of the Strategy. In addition, an explanation of the data and analysis used to select the ETFs has been added to the Prospectus, which will read substantially as follows:

The Fund utilizes Global Industry Classification Standard (GICS) as a framework for sector allocation decisions. At its most conservative, the Fund will allocate equal weight to positions based on GICS. This means the Fund will invest evenly across sectors to create a broad-based allocation, seeking a balanced exposure across different areas of the market. Conversely, at its riskiest, the Fund will aim for a Beta slightly over 1 (which is a strategy that is slightly more aggressive than the market average). This might involve emphasizing one or more particular sectors. In those instances, the Sub-Adviser will consider the volatility of each sector and the annualized return of each investment option.

3.	For the Fund’s Option Wheel strategy, please clarify whether the Fund would be writing puts on same Underlying ETFs as noted above?

Response: The Trust confirms that clarifying language has been added to the Prospectus. The language will read substantially as follows:

That is, the Fund’s option wheel strategy is applied to each of the Fund’s then current holdings.

4.	Discuss approximately how much of Fund’s portfolio value will be in ETFs, options, Treasuries, and how that impacts the Funds’ exposures to market gains and losses, and whether such exposure is asymmetric, address that too.

Response: The Trust confirms that clarifying language has been added to the Prospectus. The language will read substantially as follows:

The Fund’s allocation among ETFs, options, and Treasuries will differ greatly based on market performance and the dispersion between the various sectors in which the Fund is invested. When the Fund allocates more to ETFs, its holding of Treasuries will diminish, however when more is allocated to Options the Fund’s allocation to Treasuries will increase.

Compared to a long-only portfolio, the Fund’s strategy overall limits potential upside by capping the Fund’s exposure through the sale of calls. Simultaneously, it reduces downside participation by not always being invested in equities and by generating income that can offset some losses during downturns.

The exposure is asymmetric, as the Fund’s upside is capped, but the Fund’s portfolio is fully exposed to downside losses, less option income.

5.	Discuss how the Fund determines which Underlying ETFs to apply its option wheel strategy.

Response: As noted above in response to Comment 3, the Fund applies its option wheel strategy to its then-current Underlying ETF holdings (and to its then-current individual securities holdings).

6.	Please clarify the meaning of the following statements: “The Fund may also invest in these companies directly. The Fund’s investment in individual securities, whether direct or indirect, will generally reflect a representative sampling of the relevant sector.”

Response: The Trust confirms that the language has been clarified. The language will read substantially as follows:

The Fund may also invest in these companies directly. That is, the Fund will invest in a particular sector either via Underlying ETFs, or by directly investing in individual securities. Regardless of the approach chosen, the Fund's holdings will generally represent a representative sampling of the relevant sector (e.g., the top 10 to 15 individual companies in a particular sector). When investing directly in securities, the Fund uses the same option strategy, however, it is applied to the individual securities rather than to the Underlying ETFs.

7.	Consider using examples to show how the option wheel strategy would work. Please streamline the disclosures (and consider moving extraneous verbiage to another section) to make clear what the Fund holds, at various times, and the potential outcomes.

Response:

●	If the sold put contracts expire worthless, the Fund retains the premiums collected from the sale as income.

●	If the share price of an Underlying Issuer falls below the strike price of the put sold by the Fund, the Fund will likely receive shares of the Underlying Issuer. In that case, the Fund will potentially benefit by purchasing the Underlying Issuer shares at a lower price than if the Fund had instead purchased the shares when the option was first sold. In that case, this strategy may enable the Fund to avoid incurring some losses resulting from the initial downturn in the relevant market sector.

●	If the Fund obtains shares of Underlying Issuers, the Fund will sell out-of-the-money covered calls against these positions to seek to generate further income premium. This part of the option wheel strategy involves repeatedly selling call options on the shares of an Underlying Issuer owned by the Fund. Each time a call option is sold, the Fund earns premium income from the option buyer. The cycle continues until the price of the Underlying Issuer rises above the strike price of the call options, leading to a scenario where the option buyer will likely exercise the call option, hence buying the underlying from the fund at the strike price. This event marks the completion of one cycle of the option wheel strategy and the start of another cycle.

In addition, a table illustrating various hypothetical scenarios has been added to the Item 9 disclosure to provide insight into how the option wheel strategy operates in different market conditions.

8.	Please clarify the following statement “the Fund will potentially benefit by acquiring the Underlying Issuer shares at a lower price than when the option was initially sold and avoiding some losses arising due to the initial downturn of the relevant market sector. It is unclear why that is the case.”

Response: As included in the response to Comment 7 above, the Trust confirms that clarifying language has been added to the Prospectus. The language will read substantially as follows:

The Fund will potentially benefit by purchasing the Underlying Issuer shares at a lower price than if the Fund had instead purchased the shares when the option was first sold. In that case, this strategy may enable the Fund to avoid incurring some losses resulting from the initial downturn in the relevant market sector.

9.	Discuss what roll or risk momentum factors in the strategy and potential incomes.

Response: The Trust confirms that clarifying language has been added to the Prospectus’ Item 9 disclosure. The language will read substantially as follows:

Generally speaking, there is a tendency for assets that have performed well in the past to continue performing well in the near future. Likewise, when assets have performed badly in the past, they tend to continue to perform badly in the near future. The Fund will acquire shares of an Underlying Security when options are exercised due to a decrease in the Underlying Security’s share prices. It is likely that the downward trend could persist after the Fund’s acquisition of such shares. In such instances, the Fund’s sole downside protection for the acquired Underlying Security is the premium received from the options transaction.

However, because the Fund’s Underlying Security holdings are allocated across industry sectors, it is unlikely that the Fund will be assigned all the Underlying Securities at a particular time. If such an event were to occur, the Fund’s portfolio would likely resemble that of the overall stock market.

In addition, as noted in response to Comment 7, a table illustrating various hypothetical scenarios has been added to the Item 9 disclosure to provide insight into how the option wheel strategy operates in different market conditions.

10.	In the Portfolio Holding Table, please clarify whether all of the Fund’s sold calls will be covered or not.

Response: The Trust confirms that clarifying language has been added to the Prospectus indicating that the Fund will not sell uncovered calls.

Principal Investment Risks

11.	Under Distribution Risk, there is a statement that: “Additionally, the monthly distributions, if any, may consist of returns of capital, which would decrease the Fund’s NAV and trading price over time.” Please explain when and why the Fund would be making such distributions constituting returns of capital.

Response: The Trust has determined that the foregoing statement does not currently constitute a principal investment risk and therefore, it has been removed from the Prospectus.

12.	For Sector Risk - To the extent the Fund anticipates investing in particular sectors, discuss the risks related to those sectors.

Response: The Trust notes that the Fund does not anticipate investing in particular sectors.

Item 9

13.	With respect the Overview of Options Terminology discussion, to provide appropriate context, consider discussing briefly the Fund’s strategy. Cross-referencing Item 4 would be appropriate.

Response: The Trust confirms that the foregoing discussion has been revised to provide additional context (including by cross-referencing the Prospectus’ Item 4 disclosures).

14.	For Derivatives Risk – Please confirm or revise the following statement so that it is applicable to the Fund’s strategy: “The options held by the Fund are exercisable at the strike price on their expiration date.”

Response: The Trust has determined that the foregoing statement is inaccurate for the Fund’s options strategy. As a result, the foregoing sentence has been removed.

15.	If NAV Erosion Risk Due to Distributions is applicable to the Fund, please add context to the Fund’s principal investment strategy discussion. If not, please remove.

Response: The Trust confirms that NAV Erosion Risk is not currently a principal risk for the Fund. Accordingly, that risk disclosure has been removed from the Prospectus.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.com.

Sincerely,

/s/Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC

Appendix A

Peerless Option Income Wheel ETF

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.09%
Distribution and Service (12b-1) Fees	None
Other Expenses(2)	0.08%
Total Annual Fund Operating Expenses	1.17%
Less: Fee Waiver(3)	(0.10)%
Total Annual Fund Operating Expenses After Fee Waiver(3)	1.07%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory fees, interest charges on any borrowings, dividends, and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.
(3)	The Fund’s investment adviser, Tidal Investments LLC (the “Adviser”), has agreed to reduce its unitary management fee (which includes all expenses incurred by the Fund except for interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the 1940 Act (collectively, the “Excluded Expenses”)) to 0.99% of the Fund’s average daily net assets through at least July 29, 2025. This agreement may be terminated only by, or with the consent of, the Board of Trustees (the “Board”) of Tidal Trust II (the “Trust”), on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This Agreement may not be terminated by the Adviser without the consent of the Board. The fee waiver is not subject to recoupment.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$109	$351